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Mark Webb, Legal Branch Chief
Gregory Dundas, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

VIA EDGAR AND COURIER	September 27, 2007

Re:                             The Royal Bank of Scotland Group plc
Amendments No. 3 and 4 to Registration Statement on Form F-4
Filed September 4, 2007 and September 7, 2007
File No. 333-144752
Registration Statement on Form 20-F
File No. 1-10306

Dear Mr. Webb and Mr. Dundas:

We refer to your letter dated September 19, 2007 setting forth the comments of the Staff to the filings listed above (the “Comment Letter”). On September 24, 2007, The Royal Bank of Scotland Group plc (“RBS”) filed with the SEC (i) a response letter addressing each of the items set out in the Comment Letter (the “Response Letter”) and (ii) Amendment No. 5 to the Registration Statement on Form F-4, initially filed on July 20, 2007 (the “Revised F-4”).

RFS Holdings B.V. (“RFS Holdings”), Fortis N.V., Fortis SA/NV and Fortis Nederland (Holding) N.V. (together, “Fortis”), RBS, Banco Santander, S.A. (formerly Banco Santander Central Hispano, S.A.) and Santander Holanda B.V. (together “Santander” and together with Fortis and RBS and, if the context so requires, RFS Holdings, the “Banks”) also filed Amendment No. 10 to the Schedule TO initially filed on July 23, 2007.

Subsequent to RBS’s filing of the Response Letter and the Revised F-4, we have had a series of conversations with Ms. Christina Chalk of the Office of Mergers & Acquisitions, Division of Corporation Finance, in which we discussed, among other things, our response to Comment 18 of the Comment Letter. As part of our conversations with Ms. Chalk, we agreed to provide the Staff with supplemental information addressing the following three subjects:

(i) why the Banks believe the recent media reports discussing cash-settled equity swaps disclosed in the Revised F-4 are incorrect in their assertion that such cash-settled equity swaps would bring the aggregate percentage of ABN AMRO ordinary shares held by the Banks to above 5%;

(ii) the basis upon which the 14,027,677 ordinary shares of ABN AMRO reported to the Federal Reserve Board (the “FRB”) as being held in a fiduciary capacity with sole power to vote (the “Fiduciary Shares”) could be disaggregated from the number of ABN AMRO ordinary shares held by the Banks in a proprietary capacity and reported in the Revised F-4; and

(iii) the reasons why the Banks applied for confidential treatment of Exhibit 20 (setting forth beneficial ownership information calculated in accordance with the rules and regulations of the FRB) to their response to the FRB referred to in Comment 18 of the Comment Letter.

We reproduce each request for supplemental information in bold below, followed by our response:

1                                       Why do the Banks believe the recent media reports discussing cash-settled equity swaps disclosed in the Revised F-4 are incorrect in their assertion that such cash -settled equity swaps would bring the aggregate percentage of ABN AMRO ordinary shares held by the Banks to above 5%? Provide further details of the nature of the cash-settled equity swaps that were entered into.

Response to Question 1: As set out in the Revised F-4 under the caption “Interests of RFS Holdings, Fortis, RBS, Santander and Their Directors and Executive Officers—Certain Other Transactions”, the Banks had, as at September 20, 2007, long economic exposure to the market value of ABN AMRO ordinary shares through cash-settled equity swaps and cash-settled equity options over a notional amount of 76,378,597 ABN AMRO ordinary shares (collectively, the “Cash-Settled Derivatives”). Pursuant to the terms of the agreements governing the Cash-Settled Derivatives, the Cash-Settled Derivatives do not entitle either party to require settlement in anything other than cash. The Cash-Settled Derivatives do not grant the Banks or their affiliates the right to acquire, dispose of or vote any ABN AMRO ordinary shares underlying the Cash-Settled Derivatives.

The Banks and their affiliates have no understanding or agreement with the counterparties to the Cash-Settled Derivatives with respect to the manner in which the counterparties may hedge their exposure under the Cash-Settled Derivatives. Such counterparties may or may not have elected to hedge portions of their exposure.

On the basis of the foregoing, the Banks do not possess either voting or dispositive power over any of the notional ABN AMRO ordinary shares to which the Cash-Settled Derivatives relate, and therefore such shares are not required to be reported pursuant to Regulation 13D or in the Revised F-4, and do not affect the Banks’ aggregate beneficial ownership of ABN AMRO ordinary shares.

2                                       On what basis did you conclude that the 14,027,677 shares of ABN AMRO reported to the FRB as being held in a fiduciary capacity with sole power to vote (the “Fiduciary Shares”) could be disaggregated from the number of ABN AMRO ordinary shares held by the Consortium in a proprietary capacity and reported in the Revised F-4?

Response to Question 2: In the SEC guidance referred to in the Response Letter, i.e., Amendments to Beneficial Ownership Reporting Requirements, Release No. 34-39538, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,002 (Jan. 12, 1998) (the “Release”), the SEC indicated that an entity could disaggregate beneficial ownership by business unit for purposes of Regulation 13D if appropriate information barriers were established, and other steps were taken, to ensure that voting and investment decisions were made independently by each business unit. This position recognized that so long as voting and investment decisions were exercised independently, no Section 13(d) purpose or policy would be furthered by requiring the aggregation of beneficial ownership of separate business units. Although the Release states that the determination as to whether voting and investment decisions are exercised independently is based on the facts and circumstances, in addition to information barriers, the other factors that the Release indicates should be considered in making the determination include the absence of common compensation pools, the maintenance and enforcement of written policies and procedures reasonably designed to prevent the flow of information to and from other business units, the use of periodic audits of the policies and procedures, and the separation of officers, directors and employees responsible for the voting and investment decisions of the separate business units. We have been advised by each of the Banks that the shares of ABN AMRO held by each of the separate business units of the Banks and reported to the FRB as being held in a fiduciary capacity with sole power to vote are eligible, based on the criteria as set out in the Release, to be disaggregated from the shares of ABN AMRO held by the Banks in a proprietary capacity and reported in the Revised F-4.

3                                    Why did you apply to the FRB for confidential treatment of Exhibit 20 (setting forth beneficial ownership information calculated in accordance with FRB requirements) to your response to the FRB referred to in Comment 18 of the Comment Letter?

Response to Question 3: As discussed, an application was made on behalf of the Banks to treat as confidential information relating to the Banks’ ownership of certain ABN AMRO securities relevant for calculating “control” for FRB purposes, which included ordinary shares owned by the Banks, preference shares owned by the Banks and the Fiduciary Shares.  The Banks requested confidential treatment of such information because they anticipated that knowledge by a potential swap counter-party that the Banks’ aggregate holdings were approaching the 5% FRB limit would be detrimental to the Banks’ commercial bargaining power. In particular, the Banks expected that a potential swap counterparty would use the Banks’ inability to acquire additional ABN AMRO ordinary shares to obtain better financial terms under any cash-settled swap agreement.

*   *   *   *   *

Thank you for your assistance thus far and your prompt review of our responses would be greatly appreciated. We are available to discuss any of the foregoing and to the extent that you have any questions please do not hesitate to contact the undersigned at +44 20 7456 3223 or tom.shropshire@linklaters.com.

Sincerely,

/s/ Thomas B. Shropshire Jr.
Thomas B. Shropshire, Jr
Linklaters LLP

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Shearman & Sterling LLP
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Cravath, Swaine & Moore LLP
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